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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------


                                  SCHEDULE 13D
                                 (Rule 13D-101)

                    Under the Securities Exchange Act of 1934



                        PRODUCTIVITY TECHNOLOGIES CORP.
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                           (Title Class of Securities)


                                   743085-10-2
                                 (CUSIP Number)


                               Noah Scooler, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                                 (212) 818-8800
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                January 31, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743085-10-2              13D                     Page 2 of 6 Pages
----------------------                                  -----------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Ray J. Friant, Jr.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

                   PF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                              218,083
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             0
           EACH             ---------------------------------------------------
          PERSON
           WITH                               218,083
-------------------------------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                              0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   218,083
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.8%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule relates is the common stock, $.001 par value ("Common Stock"), of Productivity Technologies Corp. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 509 Madison Avenue, New York, New York 10022.

     The percentage of beneficial ownership reflected in this Schedule is based upon 2,125,000 shares of Common Stock outstanding on March 31, 1997, which number has been obtained from Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.


Item 2.  Identity and Background

     (a) Name: This Schedule is being filed on behalf of Ray J. Friant, Jr. ("Friant").

     (b) Business Address: Friant has a business address of c/o Productivity Technologies Corp., 509 Madison Avenue, New York, New York 10022.

     (c) Principal Business: Friant is the Chairman of the Board of the Issuer. The Issuer, through its wholly-owned subsidiary Atlas Technologies, Inc., is primarily engaged in the manufacture and sale of equipment to automate metal stamping press operations.

     (d) During the last five years, Friant has not been convicted in any criminal proceeding.

     (e) During the last five years, Friant has not been parties to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amounts of Funds or Other Consideration

     Friant expended personal funds to acquire beneficial ownership of the warrants to purchase shares of Common Stock, which cause this Schedule to be filed, in an open market transaction at a price of $.625 per warrant, aggregating $10,000, with an exercise price of $5.00 per share.


Item 4.  Purpose of Transaction

     On January 31, 1996, Friant purchased 16,000 warrants to purchase shares of Common Stock, at a price of $.625 per warrant, in an open market transaction. Friant may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Friant has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (although in connection with the adoption of new requirements for quotation of the Issuer's Common Stock on The Nasdaq SmallCap Market it is expected that the Issuer may increase its Board of Directors to

                                     3 of 6

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include one or more additional "independent" directors);  any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.


Item 5.  Interest in Securities of the Issuer

     (a) Friant beneficially owns 218,083 shares of Common Stock, or approximately 9.8% of the Common Stock of the Issuer calculated pursuant to Rule 13d-1. This includes (A) 70,833 shares of Common Stock issuable upon the exercise of stock options granted to Friant by the Issuer, and (B) 21,000 shares of Common Stock issuable upon the exercise of warrants purchased by Friant from the Issuer, all of which stock options and warrants are currently exercisable or exercisable within 60 days.

     (b) Friant has sole voting and dispositive power with respect to the 126,250 outstanding shares of Common Stock owned by him. Upon his exercise of the options and warrants, Friant will have sole voting and dispositive power over the shares of Common Stock issuable upon exercise of such options and warrants.

     (c) (1) In July, 1993, Friant purchased 106,250 shares of Common Stock from the Issuer for $.06 per share, aggregating $6,375.

     (2) On January 31, 1996, Friant acquired 16,000 warrants to purchase shares of Common Stock in an open market transaction at a price of $.625 per warrant, with an exercise price of $5.00 per share.

     (3) On July 30, 1996, Friant was issued an option to purchase 70,833 shares of Common Stock, with an exercise price of $5.00 per share, pursuant to the Issuer's 1996 Performance Equity Plan adopted on May 21, 1996.

     (4) On February 25, 1997, Friant acquired 5,000 warrants to purchase shares of Common Stock in an open market transaction at a price of $.75 per warrant, with an exercise price of $5.00 per share.

     (5) On February 26, 1997, Friant Associates, Inc. purchased 10,000 shares of Common Stock in an open market transaction at a price of $3.50 per share. Friant has indirect ownership of these shares.

     (6) On June 10, 1997, Friant purchased 1,000 shares of Common Stock in an open market transaction at a price of $2.20 per share.

     (7) On June 11, 1997, Friant purchased 1,000 shares of Common Stock in an open market transaction at a price of $2.325 per share.

     (8) On June 18, 1997, Friant purchased 3,000 shares of Common Stock in an open market transaction at a price of $2.56 per share.

                                     4 of 6

     (9) On June 27, 1997, Friant purchased 5,000 shares of Common Stock in an open market transaction at a price of $2.60 per share.

     (d) No one other than Friant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Friant.

     (e)  Not applicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer

     On July 30, 1996, under the Issuer's 1996 Performance Equity Plan adopted May 21, 1996, Friant was awarded an option to purchase 70,833 shares of Common Stock. Such options are immediately exercisable at an exercise price of $5.00 per share and expire July 30, 2001.


Item 7.  Materials to be Filed as Exhibits

         Exhibit 1         1996  Performance   Equity  Plan  of  the
                           Issuer,  dated  May 21,  1996,  pursuant  to
                           which   Friant  was  granted  an  option  to
                           purchase   70,833  shares  of  Common  Stock
                           (incorporated by reference to Exhibit 10.9 to Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 1996).




                                     5 of 6

                                    SIGNATURE


     After reasonable inquiry and to the best of knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated: August 20, 1997

                                                 /s/  Ray J. Friant, Jr.
                                               -----------------------------
                                                    Ray J. Friant, Jr.

                                     6 of 6

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